SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                               EMERSON RADIO CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value

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                         (Title of Class of Securities)

                                    291087203

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                                 (CUSIP Number)

          with a copy to:

Elizabeth J. Calianese, Esq.                John D. Schupper, Esq.
Emerson Radio Corp.                         Lowenstein Sandler PC
Nine Entin Road                             65 Livingston Avenue
Parsippany, New Jersey  07054               Roseland, New Jersey  07068
(973) 884-5800                              (973) 597-2500
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                  May 25, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   291087203

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):


                               Geoffrey P. Jurick

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [ ]

3)   SEC Use Only

4)   Source of Funds (See Instructions): Not Applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                        Not Applicable

6)   Citizenship or Place of Organization: Germany

      Number of                      7)    Sole Voting Power:  14,575,109*
                                           -----------------
      Shares Beneficially            8)    Shared Voting Power:      0
                                           -------------------
      Owned by                       9)    Sole Dispositive Power:   600,100*
                                           -----------------------
      Each Reporting                 10)   Shared Dispositive Power: 0
                                           ------------------------
      Person With

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 14,575,109*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                        Not Applicable

13)  Percent of Class Represented by Amount in Row (11): 36.5%

14)  Type of Reporting Person (See Instructions): IN

* Mr. Jurick's beneficial ownership consists of (i) 100 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Emerson Radio Corp. (the "Company") directly owned by him, (ii) 9,875,000 shares of Common Stock of the Company held by Mr. Jurick and, 3,164,340 and 935,669 shares of Common Stock of the Company held by Thomas Hackett, Official Liquidator of Fidenas International Bank Limited ("Fidenas Liquidator") and Barclays Bank PLC ("Barclays"),
respectively, pursuant to the provisions of the Termination, Settlement, Redemption and Option Agreement, dated and so ordered by the United States District Court of the District of New Jersey (the "U.S. District Court") as of May 25, 2000 by and between the Company, Mr. Jurick and his affiliated companies, the Fidenas Liquidator and Barclays (the "Option Agreement") and
(iii) 600,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick has the right to vote the shares of Common Stock held by the Fidenas Liquidator and Barclays pursuant to a proxy granted under the terms of the Option Agreement. All of the shares are subject to certain restrictions.

Geoffrey P. Jurick hereby amends the Schedule 13G, filed with the Securities and Exchange Commission on February 21, 1995, relating to the shares of common stock, $.01 par value (the "Common Stock"), of Emerson Radio Corp. (the "Company"), as follows:

Item 1.  Security and Issuer.
         -------------------

This statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock of the Company, whose principal executive offices are located at 9 Entin Road, Parsippany, New Jersey 07054.

Item 2.   Identity and Background.
          -----------------------

          Geoffrey P. Jurick's business address is Emerson Radio Corp., Nine Entin Road, Parsippany, New Jersey 07054. Mr. Jurick is the Chairman of the Board, Chief Executive Officer and President of the Company and the Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a distributor of sporting goods to institutional customers.

          Mr. Jurick has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Jurick is a citizen of Germany.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

         Pursuant to the Company's bankruptcy restructuring plan, on March 31, 1994, approximately 30 million shares of the Company's Common Stock were issued to entities affiliated with Mr. Jurick, the Company's Chairman of the Board, Chief Executive Officer and President (the "Affiliated Entities"). On June 11, 1996, as part of a global settlement of all litigation between the Company, Petra and Donald Stelling (the "Stellings"), the Fidenas Liquidator, Barclays, Mr. Jurick and the Affiliated Entities, the parties executed a Settlement Agreement in the U.S. District Court (the "Settlement Agreement") which terminated substantially all litigation between the parties and provided for, among other things, the payment by Mr. Jurick and the Affiliated Entities of $49.5 million to the Stellings, the Fidenas Liquidator and Barclays (the
"Creditors"), to be paid from the proceeds of the sale of approximately 29.2 million shares of the Company's Common Stock (the "Settlement Shares") owned by the Affiliated Entities. In addition, Mr. Jurick was to have been paid the sum of $3.5 million from the sale of the Settlement Shares. The Settlement Shares were deposited with the Court in two pools: Pool A consisting of approximately

15.3 million shares and Pool B consisting of the number of shares for which Mr. Jurick must retain beneficial ownership of voting power to avoid an event of default arising out of a change of control pursuant to the terms of the Company's Loan and Security Agreement ("Senior Secured Credit Facility") with a U.S. financial institution (the "Lender") and/or the Indenture ("Indenture") governing the Company's 8 1/2% Senior Subordinated Convertible Debentures Due 2002 (the "Debentures").

          On March 3, 2000, pursuant to the request of the Stellings, the Fidenas Liquidator and Barclays, the U.S. District Court terminated the Settlement Agreement upon the ground that there was no reasonable prospect that the goals contemplated by the Settlement Agreement could be accomplished and scheduled a hearing to determine, among other things, the rights and remedies of the various parties. On April 19, 2000, the Court ruled that the Settlement Shares were to be distributed to the Creditors as follows: the Fidenas Liquidator - 44.44%, Stellings - 42.42% and Barclays - 13.14%. The Creditors had previously agreed that Mr. Jurick retain control of all beneficial ownership required by the Senior Secured Credit Facility and/or the Indenture to avoid an event of default arising out of a change in control.

On May 25, 2000, the Court implemented, in part, its termination of the Settlement Agreement by approving the transactions contemplated in the Option Agreement whereby it was agreed that: 1.) the Settlement Shares would be reregistered as follows: the Fidenas Liquidator - 5,402,600, the Fidenas Liquidator - 3,164,340, Stellings - 8,177,533, Barclays - 1,597,400, Barclays - 935,669 and Mr. Jurick - 9,875,000 (Mr. Jurick's shares represent the amount required to be held by Mr. Jurick pursuant to the Company's Senior Secured Credit Facility and the Indenture); 2.) the Company would purchase, pro rata, an aggregate of 7,000,000 shares from the Fidenas Liquidator and Barclays for $6 million ("Initial Purchase"); 3.) Mr. Jurick's shares, the Fidenas Liquidator's and Barclays' remaining shares, Consent Judgments and their Releases would be deposited with the Court and Mr. Jurick was granted the Proxy to vote the Fidenas Liquidator's and Barclays' shares so deposited; 4.) the Fidenas Liquidator and Barclays would grant Emerson (or Jurick, if Emerson was unable or unwilling to exercise) a one year option to purchase, pro rata, an additional 4,100,009 shares (the "Creditor Option Shares") at a price of $1.34 per share; 5.) Emerson (or Jurick) would have the right, at its sole option, to extend the option for an additional one year on each of the first and second year anniversaries of the Initial Purchase upon notice and payment to the Fidenas Liquidator and Barclays, pro rata, of $500,000 for the first extension and $2.55 million for the second extension. (None of the payment for the first extension but $2 million of the payment for the second extension would be credited to the purchase price of the Creditor Option Shares upon exercise of the option); 6.) in the event the option was exercised, the Fidenas Liquidator and Barclays would deliver to Emerson (or Jurick) stock certificates representing their Creditor Option Shares and would deliver to Mr. Jurick their Consent Judgments, Releases and 57.58% of Mr. Jurick's shares; and, 7.) in the event the option was not exercised or an option extension payment not timely made, upon filing of a Certification, the Fidenas Liquidator and Barclays would be entitled to the immediate receipt of their Releases and Consent Judgments. Additionally, 57.58% of Mr. Jurick's shares would be distributed, pro rata, to the Fidenas Liquidator and Barclays upon the earlier of the maturity or payment date of the Debentures. Other than the division of the Settlement Shares, the Court has not yet implemented the termination of the Settlement Agreement as to Stellings.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As of July 10, 2000, there was 39,377,615 shares of Common Stock issued and outstanding. As of such date, Mr. Jurick beneficially owned 14,575,109 shares of Common Stock, or 36.5% of the total outstanding Common Stock, of which
(i) 100 shares are owned directly by Mr. Jurick, (ii) 9,875,000 are held by Mr. Jurick, subject to the Option Agreement, (iii) 4,100,009 are held by the Fidenas Liquidator and Barclays and Mr. Jurick has the right to vote pursuant to proxy granted to Mr. Jurick under the terms of the Option Agreement (as described in Item 6 below) and (iv) 600,000 shares are issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick has sole voting power with respect to all of these shares of Common Stock, except as set forth in Item 4. Mr. Jurick has sole power to dispose or direct the disposition of 600,100 shares of Common Stock, including 600,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick. Mr. Jurick's ability to dispose or direct the disposition of the remaining shares of Common Stock is subject to the restrictions set forth in Item 4. Except as described in Items 4 and 5, Mr. Jurick does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

          Except as described in Item 4 above, Mr. Jurick has not effected any transactions in the Common Stock during the past 60 days.

          No other person is known to Mr. Jurick to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Jurick, except as described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     ---------------------------------------------------------------------------

          Pursuant to the terms of the Option Agreement, the Fidenas Liquidator and Barclays have given Mr. Jurick an irrevocable proxy to vote the approximately 4.1 million shares of Common Stock owned by them at any annual or special meeting of stockholders of the Company. Section 8.4 of the Option Agreement states the following:

                  "8.4 Proxy. (a) Each of the Creditors hereby appoints Jurick, with full power of substitution, to vote all of the Creditors' Shares owned by such Creditor at any annual or special meeting of stockholders of Emerson, or any adjournments or postponements thereof, by solicitation of proxies, by solicitation of consents or otherwise, at which shares of Common Stock, of Emerson would be entitled to vote (the "Proxy"). Each of the Creditors expressly acknowledges that Jurick shall have the right to exercise, in person or by his nominees or proxies, all voting rights and powers granted under the Delaware General Corporation Law in respect of the Creditors' Shares, and to take part in or consent to any corporate or stockholder action of any kind whatsoever permissible under the Delaware General Corporation Law, without regard to any instructions, written or otherwise, that may be given by such Creditor in respect of such vote. The right to vote shall include the right to vote for the election of directors and in favor of or against any resolution or proposed action of any character whatsoever that may be presented at any meeting or require the consent of the stockholders of Emerson. Each of the Creditors further acknowledges that its attendance at any such vote of the stockholders shall not affect the validity of this Proxy. This Proxy is coupled with an interest in the Creditors' Shares that are the subject of this Proxy and is irrevocable. Each of the Creditors further agrees that it shall not take any action or step, or fail to take and action or step, which shall revoke or limit this Proxy or otherwise diminish or prevent the practical realization of the rights granted to Jurick hereunder, subject to the undersigned's rights under this Agreement to sell the Creditors' Shares to Emerson.

         (b) Each of the Creditors has the full power and authority to grant this Proxy. This Proxy shall remain valid and in effect (the "Proxy Term") until 11:59 p.m., Eastern Time on the earlier of the Option Closing Date or the Option Expiration Date.

         (c) Without limiting the generality of the Proxy, Jurick may vote the Creditors' Shares in favor of the election of himself as a director of Emerson and of, and in favor of, ratification and approval of the acts of himself as a director and officer in the general conduct of the business and affairs of Emerson."

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        July 11, 2000


                                        /s/ Geoffrey P. Jurick

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).